January 15, 2008

Via EDGAR

Mr. Lyn Shenk

Accountant Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Mail Stop 3720

Washington, DC 20549

Re:	VCG Holding Corp.
File No. 001-32208
Form 10-KSB: For the Fiscal Year Ended December 31, 2007

Dear Mr. Shenk:

I am respectfully requesting an additional extension to reply to the Commission’s Comment Letter until January 30, 2009. We appreciate the initial extension that you gave us and used that time to research each question. I believe that our response letter needs an additional and final level of review to ensure completeness and accuracy before it is sent to you.

I remain available to you and the Commission staff at anytime and appreciate your consideration of this request.

Sincerely,

/s/ Courtney Cowgill
Chief Financial and Accounting Officer, Secretary and Treasurer

cc: Troy Lowrie, Chief Executive Officer